UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

89818A102
(CUSIP Number)

Qiang Li

Unit 1217-1218, 12F of Tower B, Gemdale Plaza

No. 91 Jianguo Road, Chaoyang District, Beijing 100022

People’s Republic of China

(86) 10-85712518

With a copy to:

Ling Huang, Esq.
W. Clayton Johnson, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Twin Towers West (23Fl)
12B Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People's Republic of China
Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS WANCHUN HOU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS CHIEF HONOUR INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS QIANG LI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS CAPITAL MELODY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

This amendment No. 2 (this “Amendment No. 2”) is filed jointly by Dr. Wanchun Hou (“Dr. Hou”), Chief Honour Investments Limited (“Chief Honour”), Mr. Qiang Li (“Mr. Li”) and Capital Melody Limited (“Capital Melody”). Dr. Hou, Chief Honour, Mr. Li and Capital Melody are collectively referred to herein as the “Reporting Persons.”

This Amendment No. 2 amends and supplements the Schedule 13D jointly filed by the Reporting Persons with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Trunkbow International Holdings Limited, a Nevada corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on November 6, 2012, as amended on December 11, 2013 (collectively, the “Schedule 13D”).

ITEM 4	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 14, 2014, at 10:00 a.m., Beijing time, a special meeting of stockholders of the Company (the “Special Meeting”) was held at the Company’s executive offices, Unit 1217-1218, 12F of Tower B, Gemdale Plaza No. 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. At the Special Meeting, the stockholders of the Company voted to adopt the Merger Agreement.

On April 14, 2014, the Company filed Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which the Merger became effective on April 14, 2014 (the “Effective Time”). As a result of the Merger, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger and a wholly owned subsidiary of Parent.

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive US$1.46 in cash without interest, except for the shares of Common Stock (i) held by the Company as treasury stock or (ii) owned directly or indirectly by Parent, Merger Sub or any wholly owned subsidiary of the Company immediately prior to the Effective Time, including each share of Common Stock contributed to Parent the Reporting Persons in accordance with the Contribution Agreement, which were cancelled without receiving any consideration.

As a result of the Merger, all of the 16,156,983 shares of Common Stock beneficially owned by the Reporting Persons were contributed to Parent in exchange for the newly issued shares of Parent in accordance with the Contribution Agreement, and the Reporting Persons no longer beneficially owns any shares of Common Stock.

Following the Merger, the shares of Common Stock ceased to trade on the NASDAQ Global Market (“NASDAQ”) and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. On April 14, 2014, NASDAQ filed an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. On April 24, 2014, the Company filed a Certification and Notice of Termination on Form 15 with the SEC. 90 days after the filing of such Form 15, or such shorter period as may be determined by the SEC, the registration of the shares of Common Stock of the Company and the reporting obligations of the Company under the Exchange Act will be terminated.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As a result of the Merger, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) April 14, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2014

Wanchun Hou

	By:	/s/ Wanchun Hou

Chief Honour Investments Limited

	By:	/s/ Wanchun Hou
Name: Wanchun Hou
Title: Director

Qiang Li

	By:	/s/ Qiang Li

Capital Melody Limited

	By:	/s/ Qiang Li
Name: Qiang Li
Title: Director